SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 3, 2004

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated November 2, 2004 re: Partner Communications Announces a Change in its Board of Directors

Partner Communications Announces a Change in
its Board of Directors

Rosh Ha’ayin, Israel, November 2nd, 2004 – Partner Communications Company Ltd. (NASDAQ, TASE: PTNR, London: PCCD) announced the appointment of Mr. Asaf Bartfeld to its Board of Directors.

Mr. Asaf Bartfeld has been a director of Matav Cable Systems Ltd. since June 2004. Mr. Bartfeld is currently the President and CEO of Delek Group Ltd., and the CEO of Delek Investments and Properties Ltd. Prior to holding his current positions in the Delek Group he was CFO of Delek Group Ltd.

Mr. Bartfeld serves as the Chairman of the Board of Directors of Delek Real Estate Ltd., Gadot Biochemical Industries Ltd., Delek Belron International Ltd., and is a member of the Board of Directors of several other entities within the Delek Group. Mr. Bartfeld has a B.A. degree in economics from Tel Aviv University.

Mr. Canning Fok, the Chairman of the Board of Partner, wished Mr. Bartfeld success in his new role.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to over 2.2 million subscribers in Israel. Partner subscribers can use roaming services in 149 destinations using 319 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information please visit: http://www.investors.partner.co.il.

Contact:

Dr. Dan Eldar

V.P. Carrier, International and Investor Relations

Tel: +972 54 7814151

Fax: +972 54 7814161

E-mail: dan.eldar@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: November 3, 2004